Exhibit (e)(2)
SCHEDULE A
to
Distribution Agreement
(Updated March 17, 2021)

List of Funds
1.	The Cannabis ETF
2.	Trajan Wealth Income Opportunities ETF
3.	UVA Dividend Value ETF
4.	UVA Unconstrained Medium-Term Fixed Income ETF
5.	VectorShares Min Vol ETF